CUSIP NO. 3GQ66GJV4C99                13D                      PAGE 1 OF 5 PAGES
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           Securities and Exchange Commission, Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                                (AMENDMENT NO. __)*


                        TOMI Environmental Solutions, Inc.
                        __________________________________
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                    ________________________________________
                         (Title of Class of Securities)


                                  3GQ66GJV4C99
                                 ______________
                                 (CUSIP Number)


                                   Wee Ah Kee
                               112 Spring Leaf Ave
                                Singapore, 788502
                              Telephone +16591592311
          ___________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                November 22, 2010
             _______________________________________________________
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 3GQ66GJV4C99                13D                      PAGE 2 OF 5 PAGES
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---------- ---------------------------------------------------------------------
   1       NAME OF REPORTING PERSONS

           WEE AH KEE
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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)[ ]  (b)[**]
           (SEE INSTRUCTIONS)

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   3       SEC USE ONLY

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   4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

           PF
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   5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)  [ ]

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   6       CITIZENSHIP OR PLACE OR ORGANIZATION

           SINGAPORE
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---------------- --------- -----------------------------------------------------
                     7     SOLE VOTING POWER
                           7,855,556 SHARES OF COMMON STOCK
NUMBER OF        --------- -----------------------------------------------------
SHARES               8     SHARED VOTING POWER
BENEFICIALLY               -0-
OWNED BY EACH    --------- -----------------------------------------------------
REPORTING            9     SOLE DISPOSITIVE POWER
PERSON WITH:               7,855,556 SHARES OF COMMON STOCK
                 --------- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           -0-
---------------- --------- -----------------------------------------------------
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    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,855,556 SHARES OF COMMON STOCK
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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

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    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.6%
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    14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
---------- ---------------------------------------------------------------------

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CUSIP NO. 3GQ66GJV4C99                13D                      PAGE 3 OF 5 PAGES
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Item 1.  Security and Issuer.  This Schedule 13D relates to the Common Stock of
TOMI Environmental Solutions, Inc. (the "Company"). The principal executive offices of the Company are located at 9454 Wilsire Blvd., PH/R1, Beverly Hills, California, 90212.


Item 2.  Identity and Background.

(a) Name: Wee Ah Kee, an individual

(b) Residence or business address: 112 SPRING LEAF AVENUE, 788502, SINGAPORE

(c) Chairman/Chief Executive Officer of Xinya Media Private Limited, a general media entertainment company with office address at 26, Ann Siang Road, Singapore 06976

(d)-(e) During the last five years, Mr. Wee: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws any violation with respect to such laws.

(f) Citizenship: Mr. Wee is a citizen of Singapore


Item 3.  Source and Amount of Funds or Other Considerations.

The source of funds used for the purchase of the 5,555,556 Shares of 144 restricted common stock on November 22, 2010 was from my personal wealth. I paid 0.045 cents per share totaling $250,000.02 US.

On November 30, 2010 in a private transaction I also purchased 2.3 million shares of common Stock using my personal wealth and paying 0.06 cents a share totaling $138,000.00 US.


Item 4.  Purpose of Transaction.

Mr. Wee acquired the securities for investment purposes. Depending on general market and economic conditions affecting the company and other relevant factors, Mr. Wee may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

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CUSIP NO. 3GQ66GJV4C99                13D                      PAGE 4 OF 5 PAGES
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Mr. Wee does not have any immediate plans or proposals which relate to or result in;

(a) The acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b) A material change in the present capitalization or dividend policy of the Company;

(c) Other material changes in the Company's business or corporate structure;

(d) A reorganization involving the company;

(e) A sale or transfer of a material amount of assets of the company or any of its subsidiaries;

(f) A change in the present board of directors and management of the company, including plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(g) Changes in the company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from national securities or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated in (h) through (i), above.

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CUSIP NO. 3GQ66GJV4C99                13D                      PAGE 5 OF 5 PAGES
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Item 5.	Interest in Securities of the Issuer.

(a) Mr. Wee beneficially owns 7,855,556 shares of Common Stock, representing 16.6% of the Company's currently outstanding shares, based on 47,254,273 shares of the Company common stock outstanding as of the date of this report.

(b) Mr. Wee holds the right to vote 7,855,556 shares of common stock, representing 16.6% of the Company's currently outstanding shares.

(c) See Item 3 above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 7,855,556 shares of common stock, beneficially owned by Mr. Wee.

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

None


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: 30th Nov. 2010

Signature:   /s/ Wee Ah Kee
           -------------------

Name/Title: Wee Ah Kee